Exhibit: 99-1-5(iv)

                    Aetna Life Insurance and Annuity Company

                                   Endorsement

The Certificate is hereby endorsed to delete the Repayment Section of Part VIII
- Loans and replace it with the following:

A loan may be repaid in full or in part at any time prior to the Maturity Date as long as the coverage is in force and the Insured is alive. The amount necessary to repay all loans in full is the Loan Account Value plus any accrued interest. Unless you specifically instruct Us otherwise, Additional Premiums received will be considered loan repayments.

Unless otherwise directed in writing by the Owner, loan repayments will be allocated to the Fixed Account Value and the Separate Account Value according to the premium allocation in effect.

The Certificate is further amended to delete the Interest Credited Section of
Part VI - Certificate Values and replace it with the following:

We will credit interest on the Fixed Account Value at the guaranteed rate of 4.0% per year. This guaranteed rate equals 0.32737%, per month, compounded monthly. We may credit interest in excess of the guaranteed rate.

Interest at a rate of no less than 6.0% will be credited to the portion of the Loan Account Value equal to the non-Preferred Loan. Beginning in Certificate Year 11, interest at a rate of 4.0% will be credited to the portion of the Loan Account Value equal to a Preferred Loan. Interest, at the rates specified, will be earned by the Loan Account Value and credited to the Fixed Account Value and the Separate Account Value according to the premium allocation in effect.

Endorsed and made a part of the Certificate as of the Effective Date.

                        /s/  Thomas J. McInerney
                        Thomas J. McInerney, President
                        Aetna Life Insurance and Annuity Company